Mark J. Wishner

Tel: 703-749-1352

Wishnerm@gtlaw.com

July 22, 2020

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Ada D. Sarmento

Celeste Murphy

Re:	Scopus BioPharma Inc.

Offering Statement on Form 1-A

Filed May 29, 2020

File No. 024-11228

Ladies:

On behalf of Scopus BioPharma Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter, dated June 24, 2020, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”) filed on May 29, 2020, File No. 024-11228. Captions and page references herein correspond to those set forth in the Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and have provided the Company’s response to each comment immediately thereafter.

Offering Statement on Form 1-A

Summary Proprietary CBD-mediated, Opioid-sparing Anesthetics, page 2

1.	We note your disclosure that Dr. Binshtok has demonstrated in mice that CBD can be used as an alternative to capsaicin in combination with chloroprocaine, resulting in painless selective long-term pain relief without paralytic, autonomic or neurotoxic side effects. This statement implies efficacy, which is a determination solely within the authority of the FDA or similar foreign regulators. You may present objective data resulting from trials without concluding efficacy. Please revise this statement accordingly.

Response:

The Company has amended the disclosure in the Summary to remove any reference that implies efficacy and is now limited to the subject matter of what the Company is evaluating.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1750 Tysons Boulevard, Suite 1000 ■ McLean, Virginia 22102 ■ Tel 703.749.1300 ■ Fax 703.749.1301

Page | 2

2.	We note your disclosure that you believe that your proprietary combinations of CBD with approved anesthetics may be eligible for the FDA’s 505(b)(2) development pathway, which would significantly reduce the future time and costs associated with clinical development, and similar statements about potential expedited review in the Business section. Please revise to make it clear here and in the Business section that there can be no assurance that you will be able to use the 505(b)(2) regulatory pathway for your product candidates or that any of your product candidates will receive an expedited review.

Response:

The Company has amended its disclosures in reference to the FDA’s 505(b)(2) development pathway to clarify there can be no assurances that the Company can avail itself of this pathway.

MRI-1867, page 4

3.	We note your disclosure that NIH researchers demonstrated that MRI-1867 has an acceptable safety profile. Safety is a determination that is solely within the authority of the FDA or similar foreign regulators. You may state that your product candidates are well tolerated if true. Please revise this statement accordingly.

Response:

The reference to the safety profile has been removed.

If our responses result in any additional comments, please contact the undersigned.

Sincerely,

/s/ Mark J. Wishner

cc: Robert J. Gibson

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1750 Tysons Boulevard, Suite 1000 ■ McLean, Virginia 22102 ■ Tel 703.749.1300 ■ Fax 703.749.1301